Exhibit 99

                                                              Investor Relations

New York, May 5th 2003. In relation with the news in some Spanish newspapers during the last days, ENDESA (NYSE:ELE) has communicated today to the Spanish Securities and Exchange Commission (CNMV) that:

1. As a consequence of the tender offer by Gas Natural on Iberdrola, ENDESA has maintained conversations with companies and financial institutions directly or indirectly involved in the transaction.

2. Nevertheless, no plans or decisions related to the energy sector, or any kind of alliance, agreement or integration of ENDESA with any other energy operator, have resulted from these conversations.







For additional information please contact Jacinto Pariente, North America Investor Relations Office, telephone # 212 750 7200 http://www.endesa.es